PLM INVESTMENT MANAGEMENT, INC.
c/o ACS Securities
3988 N. Central Expressway
6 th Floor, Building 5

Dallas, TX 75204            (800) 626-7549

June 23, 2003

RE: PLM Equipment Growth Fund III Liquating Trust (“Trust”)

Dear Investor:

This letter is an update on your investment.

The enclosed check represents a $0.54 per beneficiary interest distribution of cash generated from operations and the disposition of equipment. A portion of the distribution represents a return of capital.

On May 29, 2003, the Trust sold its portfolio of railcars for gross cash proceeds of approximately $6.3 million, subject to post-closing adjustments that are expected to be completed within twenty days. The Trust paid selling costs of $0.2 million related to this transaction.

The Trust retained a residual sharing interest in the railcars that entitles the Trust to a share in the residual proceeds, if any, generated by the railcars after the buyer receives a return of its purchase price plus a 12% return. The Trustee intends to market the residual interest for sale, an ultimately the buyer has an option to acquire the residual interest prior to November 30, 2003.

A final distribution to the beneficial interest holders will occur after all Trust liabilities are paid, assets are liquidated and all litigation involving the Trust is settled or disposed. The remaining assets of the Trust are being marketed for sale, (including the aforementioned residual interest in the railcars, one hundred sixty trailers and twenty-seven marine containers) however, neither the amount nor timing of the final distribution can be estimated at this time. It is expected, however, that the amount of the final distribution will be less than the current distribution.

Investor Relations